Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Marriott International, Inc. for the registration of its common stock, preferred stock, debt securities, warrants, depositary shares, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 18, 2021, with respect to the consolidated financial statements of Marriott International, Inc., and the effectiveness of internal control over financial reporting of Marriott International, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

February 18, 2021